UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  April 14, 2017

MainSource Financial Group, Inc.

(Exact name of registrant as specified in its charter)

Indiana (State or other jurisdiction of incorporation)	0-12422 (Commission File Number)	35-1562245 (IRS Employer Identification No.)

2105 N. State Road 3 Bypass

Greensburg, Indiana 47240

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code:  (812) 663-6734

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On April 14, 2017, MainSource Financial Group, Inc. (the “Company”) and FCB Bancorp, Inc. (“FCB”) issued a press release announcing the receipt of approval from the Federal Reserve Bank (the “FRB”) and the Kentucky Department of Financial Institutions (“KDFI”) of MainSource’s proposed merger with FCB.  A copy of the press released is furnished herewith as Exhibit 99.1.

Item 8.01  Other Events.

On April 14, 2017, the Company and FCB announced that the FRB and the KDFI have each approved the Company’s proposed merger with FCB.  The approvals represent all of the banking approvals required for consummation of the proposed merger.  Pending the required approval of the proposed merger of the Company and FCB by the shareholders of FCB at the Special Meeting of the shareholders of FCB scheduled for April 26, 2017, as well as satisfaction of other closing conditions described in the Merger Agreement dated as of December 19, 2016 between the Company and FCB, the Company expects that the merger will become effective in the second quarter of 2017.

Additional Information for Shareholders

In connection with the proposed merger, MainSource has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of FCB and a Prospectus of MainSource (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations”. Alternatively, these documents, when available, can be obtained free of charge from MainSource upon written request to MainSource Financial Group, Inc., Attn: Corporate Secretary, 2105 North State Road 3 Bypass Greensburg, Indiana 47240 or by calling (812) 663-6734 or from FCB upon written request to FCB Bancorp, Inc., Attn: Brian Karst at 293 North Hubbards Lane, Louisville, Kentucky 40207 or by calling (502) 895-5040.

MainSource and FCB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FCB in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 24, 2017. Information about the directors and executive officers of FCB is set forth in the Proxy Statement/Prospectus.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between MainSource and FCB.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with MainSource’s and FCB’s businesses, competition, government legislation and policies; ability of MainSource and FCB to execute their respective business plans (including the proposed acquisition of FCB);  changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either MainSource’s or FCB’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this Current Report and other factors identified in MainSource’s Annual Reports on Form 10-K and other periodic filings with the SEC.  These forward-looking statements are made only as of the date of this Current Report, and neither MainSource nor FCB undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this Current Report.

Item 9.01              Financial Statements and Exhibits.

(d)           Exhibits

Exhibit No.	Description
99.1	Joint Press Release issued by MainSource Financial Group, Inc. and FCB Bancorp, Inc. dated April 14, 2017

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 14, 2017

MAINSOURCE FINANCIAL GROUP, INC.

	By:	/s/ Archie M. Brown, Jr.
Archie M. Brown, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Press Release issued by MainSource Financial Group, Inc. and FCB Bancorp, Inc. dated April 14, 2017